

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 22, 2011

Mr. Scott Dorfman
Chairman and Chief Executive Officer
Innotrac Corporation
6465 East Johns Crossing
Johns Creek, Georgia 30097

Re: Innotrac Corporation
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed March 31, 2011
File No. 000-23741

Dear Mr. Dorfman:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Cover Page

1. We note that you list Series A Participating Cumulative Preferred Stock Purchase rights as registered pursuant to Section 12(b) of the Exchange Act. However, it appears that these rights were registered pursuant to Section 12(g), not Section 12(b), of the Exchange Act and you filed a Form 15-12G pertaining to these securities on August 21, 2008. Please remove such securities from the cover page of your annual report, or advise.

Management's Discussion & Analysis of Financial Condition and Results of Operations, page 13

Liquidity and Capital Resources, page 18

2. We note your disclosure on page 20 regarding changes to the terms of your credit facility. In future filings, please disclose the applicable annual capital expenditure limit, minimum excess availability limit and monthly and cumulative loss limits

applicable to you and how close you are to exceeding such limits, with a view towards informing investors whether cash will be available to you under this facility. Considering that you only have $4.7 million available to borrow under the Credit Facility as of September 30, 2011, please also explain the factors that have caused a reduction in the amount available for borrowing under the credit facility and whether you expect this trend to continue. In this regard, we note that you expect to finance your operations and capital expenditures primarily from cash from operations and this credit facility. Refer to Item 303(a)(1) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Lisa Kohl, Staff Attorney, at (202) 551-3252 or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director